UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                                PURSUANT TO 13d-2

                                    a21, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   002184 10 9
                                 (CUSIP Number)

                                December 31, 2005
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]   Rule 13d-1 (b)
         [ ]   Rule 13d-1 (c)
         [X]   Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                                Page 1 of 5 Pages

CUSIP No.  002184 10 9                  13G
-------------- -----------------------------------------------------------------

1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Luke A. Allen
-------------- -----------------------------------------------------------------

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [   ]
                                                                       (b) [   ]
-------------- -----------------------------------------------------------------

3              SEC USE ONLY

-------------- -----------------------------------------------------------------
4
               CITIZENSHIP OR PLACE OF ORGANIZATION
               United States
-------------- -----------------------------------------------------------------

NUMBER OF                5          SOLE VOTING POWER
SHARES                              7,520,123 (1)
BENEFICIALLY
OWNED BY                 ---------- --------------------------------------------
EACH
REPORTING                6          SHARED VOTING POWER
PERSON                              0
                         ---------- --------------------------------------------

                         7          SOLE DISPOSITIVE POWER
                                    7,520,123 (1)
                         ---------- --------------------------------------------

                         8          SHARED DISPOSITIVE POWER
                                    0
------------------------ ---------- --------------------------------------------

9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               7,520,123 (1)
-------------- -----------------------------------------------------------------

10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES (SEE INSTRUCTIONS)                       [   ]
-------------- -----------------------------------------------------------------
11
               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               10.17%
-------------- -----------------------------------------------------------------

12             TYPE OF REPORTING PERSON*
               IN
-------------- -----------------------------------------------------------------

(1) Includes options to purchase 140,000 shares and 2,996,524 shares and warrants to purchase 3,368,100 shares held by LCA Capital Partners I, Inc., which is controlled by Mr. Allen.

CUSIP No.  002184 10 9                    13G
-------------- -----------------------------------------------------------------

1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               LCA Capital Partners I, Inc. (1) [EIN:13-3874759]
-------------- -----------------------------------------------------------------

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [   ]
                                                                       (b) [   ]
-------------- -----------------------------------------------------------------

3              SEC USE ONLY

-------------- -----------------------------------------------------------------
4
               CITIZENSHIP OR PLACE OF ORGANIZATION
               [Delaware]
------------------------ ---------- --------------------------------------------

NUMBER OF                5          SOLE VOTING POWER
SHARES                              6,364,624 (2)
BENEFICIALLY
OWNED BY                 ---------- --------------------------------------------
EACH
REPORTING                6          SHARED VOTING POWER
PERSON                              0
                         ---------- --------------------------------------------

                         7          SOLE DISPOSITIVE POWER
                                    6,364,624 (2)
                         ---------- --------------------------------------------

                         8          SHARED DISPOSITIVE POWER
                                    0
-------------- -----------------------------------------------------------------

9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               6,364,624 (2)
-------------- -----------------------------------------------------------------

10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES   (SEE INSTRUCTIONS)                      [   ]
-------------- -----------------------------------------------------------------
11
               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               8.62%
-------------- -----------------------------------------------------------------

12             TYPE OF REPORTING PERSON*
               IN
-------------- -----------------------------------------------------------------

(1)   Luke A Allen controls LCA Capital Partners I, Inc.

(2)   Includes warrants to purchase 3,368,100 shares.

CUSIP No.  002184 10 9                 13G

Responses for Luke A. Allen:

Item 1(a). Name of Issuer:  a21, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices: 7660 Centurion
           Parkway, Jacksonville, Florida 32256

Item 2(a). Name of Person Filing: Luke A. Allen

Item 2(b). Address of Principal Business Office or if none, Residence: 7660
           Centurion Parkway, Jacksonville, Florida 32256

Item 2(c). Citizenship:  United States

Item 2(d). Title of Class of Securities:  Common Stock, $.001 par value

Item 2(e). CUSIP Number:  002184 10 9

Item 3.    Not Applicable

Item 4.    Ownership:

     (a) Amount Beneficially Owned:  7,520,123

     (b) Percent of Class: 10.17%

     (c) Number of shares as to which such person has:

         (i)  sole power to vote or to direct the vote:  7,520,123

         (ii) shared power to vote or to direct the vote:  0

         (iii)sole power to dispose or to direct the disposition of:  7,520,123

         (iv) shared power to dispose or to direct the disposition of:  0

Item 5.  Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         The shares of common stock beneficially owned by Mr. Allen include 2,996,524 shares and warrants to purchase 3,368,100 shares held by LCA Capital Partners I, Inc., which is controlled by Mr. Allen.

Item 7.  Identification and Classification of Subsidiary Which Acquired the
         Securities: Not Applicable

Item 8.  Identification and Classification of Members of the Group: Not
         Applicable

Item 9.  Notice of Dissolution of Group: Not Applicable

CUSIP No.  002184 10 9                 13G

Item 10. Certifications:  Not Applicable

Responses for LCA Capital Partners I, Inc.:

Item 1(a). Name of Issuer:  a21, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices: 7660 Centurion
           Parkway, Jacksonville, Florida 32256

Item 2(a). Name of Person Filing: LCA Capital Partners I, Inc.

Item 2(b). Address of Principal Business Office or if none, Residence: 711 Fifth
           Avenue, New York, New York 10022

Item 2(c). Citizenship:  United States

Item 2(d). Title of Class of Securities:  Common Stock, $.001 par value

Item 2(e). CUSIP Number:  002184 10 9

Item 3.    Not Applicable

Item 4.    Ownership:

      (a) Amount Beneficially Owned:  6,364,624

      (b) Percent of Class: 8.62%

      (c) Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote:  6,364,624

          (ii)  shared power to vote or to direct the vote:  0

          (iii) sole power to dispose or to direct the disposition of: 6,364,624

          (iv)  shared power to dispose or to direct the disposition of:  0

Item 5.  Ownership of Five Percent or Less of a Class: Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.  Identification and Classification of Subsidiary Which Acquired the
         Securities: Not Applicable

Item 8.  Identification and Classification of Members of the Group: Not
         Applicable

Item 9.  Notice of Dissolution of Group: Not Applicable

CUSIP No.  002184 10 9                 13G

Item 10. Certifications:  Not Applicable

CUSIP No.  002184 10 9                 13G

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                February 14, 2006

                                                /s/ Luke A. Allen
                                                -----------------
                                                Name:  Luke A. Allen

                                                LCA CAPITAL PARTNERS I, INC.

                                                By: /s/ Luke A. Allen
                                                   ------------------
                                                Name: Luke A Allen
                                                Title: President